Exhibit 99.1

Institutional Digital Asset Infrastructure: The Industrialization of On-Chain Credit and Neo-Bank Convergence

NEW YORK CITY, NY / ACCESS Newswire / March 13, 2026 / Black Titan Corporation (NASDAQ:BTTC)

Executive Summary

The first full week of March 2026 has solidified the “Infrastructure-First” paradigm for institutional digital asset adoption. The market has transitioned from experimental pilots to the systematic deployment of “DeFi-as-a-Service” (DaaS) and “Lending-as-a-Service” (LaaS) as core backend settlement layers. Key drivers this week include the aggressive institutional scaling of the Morpho V2 architecture on Base, and the emergence of “Narrow Banking” partnerships that bridge 24/7 on-chain liquidity with traditional fiat settlement.

1) Morpho V2: Deployment of Market-Driven Credit Pricing on Base

The Morpho protocol has initiated the wide-scale rollout of its V2 architecture, marking a structural pivot in decentralized lending.

●	Market-Driven Rates: Morpho V2 departs from monolithic protocol-wide interest rate formulas in favor of externalized, market-driven pricing. This allows institutional curators to set bespoke terms for fixed-rate and fixed-term loans, directly addressing the volatility constraints of traditional credit desks.

●	Institutional Accumulation: Following Apollo Global Management’s ($938B AUM) strategic commitment to acquire 9% of the MORPHO supply, curated vaults on Base have seen a surge in “Lending-as-a-Service” activity. These vaults, managed by risk-modeling firms, are effectively acting as decentralized prime brokerages for institutional-grade borrowers.

2) Neo-Bank Evolution: The Rise of “Narrow Bank” Settlement Rails

Strategic partnerships formed this week signal the maturation of Web3-native neobanking, focusing on 24/7 programmable settlement.

●	B2B Programmable Payments: N3XT, a blockchain-powered narrow bank, announced a strategic partnership with Swiss-based Web3 platform YouHodler. This integration enables 24/7 programmable B2B payments and white-label crypto-backed lending, bypassing the constraints of traditional banking hours.

●	Stablecoin Reserve Transparency: The SEC issued finalized guidance on stablecoin reserve transparency this week, accelerating the adoption of yield-bearing stablecoin products within neobank ecosystems. This regulatory clarity is curbing “deposit flight” by allowing banks to offer compliant, yield-bearing digital asset products directly to their core clients.

3) Real-World Asset (RWA) Tokenization: The “Base Hub” Dominance

The Base network continues to consolidate its position as the primary settlement hub for tokenized treasury products.

●	BUIDL Fund Expansion: BlackRock’s BUIDL fund has surpassed $2 billion in AUM as of March 2026. The fund’s integration with UniswapX for secondary liquidity, coupled with its use as collateral in Morpho vaults, has created a “Tokenized-Value-as-a-Service” stack.

●	Credit Union Integration: Jack Henry’s integration of Stablecore into its network now allows over 1,600 banks and credit unions to deploy institutional-grade digital asset products. This “Infrastructure-as-a-Service” model allows smaller financial institutions to compete with global majors by leveraging pre-integrated Web3 rails.

Market Interpretation

The “Industrialization of DeFi” is currently defined by infrastructure invisibility. The success of the “Morpho-Base” axis suggests that the DaaS winners are those functioning as a “thick backend” for “thin frontends.” We are witnessing a Regime Shift where governance tokens are being repriced as Infrastructure Equity, attracting long-term capital that seeks to control the “TCP/IP of Debt.”

The convergence of AI-driven analytics with these protocols (AI-driven protocol health monitoring) is further de-risking the environment for institutional capital, allowing for automated capital rotation away from platforms showing early signs of instability.

Outlook

In the near term, we anticipate (i) the proliferation of White-Label Neo-Bank platforms that allow any enterprise to launch a compliant Web3 bank in weeks; (ii) a shift in DeFi revenue models toward sustainable fee-based income as venture capital shifts away from traditional DeFi toward stablecoin and RWA infrastructure; and (iii) the potential for soulbound identity tokens to become the standard for on-chain KYC/AML, further reducing onboarding friction for regulated entities.

Disclaimer

This research note is provided for informational purposes only and does not constitute investment advice, legal counsel, or a solicitation to buy or sell any financial instruments. Digital assets involve significant risk, including smart contract vulnerability and regulatory shifts. Forward-looking statements are based on current market intelligence and are subject to change without notice.

About Black Titan Corp (NASDAQ: BTTC) Black Titan Corp is a recent digital asset technology company focusing on the DAT+ strategy, utilizing its corporate balance sheet to support, govern, and provide liquidity to decentralized protocols. For more information, please visit https://www.blacktitancorp.com/ttdat.html.

Media & Investor Contact

Czhang Lin

Co-Chief Executive Officer

contact-us@blacktitancorp.com